SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of November, 2025

Commission File Number 001-41129

Nu Holdings Ltd.

(Exact name of registrant as specified in its charter)

Nu Holdings Ltd.

(Translation of Registrant's name into English)

Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, KY1-9010 Grand Cayman, Cayman Islands

+1 345 949 2648

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F (X) Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No (X)

Earnings Release Q3'25 Brazil continues to deliver strong performance: With a customer base reaching 110 million , serving over 60% of the adult population while maintaining an activity rate above 85% . Mexico and Colombia Are Accelerating: Mexico has surpassed 13 million customers, reaching 14% of the adult population, while Colombia is approaching 4 million customers, both demonstrating strong traction and the scalability of Nu's model. Record Revenues and ARPAC Growth: Monthly ARPAC surpassed $13 , and revenues reached a record $4.2 billion , reflecting the compounding effect of customer expansion and deeper engagement. Strong and Diversified Credit Portfolio Expansion: Nu’s credit portfolio reached $30.4 billion in Q3, up 42% year over year (YoY) FX-neutral basis (FXN), with solid growth across all products. Credit card balances accelerated during the quarter, while secured and unsecured lending grew 133% and 63% , respectively, reinforcing the portfolio’s diversification and maturity. In Q3’25, we continued our strong trajectory of growth, expanding our customer base to 127 million with over 4 million net additions, and maintaining an activity rate above 83%. This solid growth and deeper engagement drove record revenues to over $4 billion and delivered $783 million in net income. As we continue scaling across markets, we’re also building the next generation of our platform, redefining how we operate and how customers experience banking. Our vision is to become AI-first, which means integrating foundation models deeply into our operations to drive an AI-native interface to banking, while creating meaningful benefits for both our customers and our business. David Vélez, CEO São Paulo – November 13, 2025 – Nu Holdings Ltd. (“Nu”, “Nu Holdings” or “the Company”) (NYSE: NU), one of the world’s largest digital banking platforms, today reported its unaudited results for the third quarter ended on September 30, 2025. Financial results are expressed in U.S. dollars and are presented in accordance with International Financial Reporting Standards (IFRS), unless otherwise noted. Nu Holdings Reports Q3’25 Financial and Operating Results Revenues increased 39% YoY FXN, to a record $4.2 billion . Nu’s efficiency ratio slightly decreased to 27.7% , reflecting continued progress in productivity and operating leverage. Nu welcomed 4.3 million new customers during the quarter, representing a 16% YoY increase of 17.3 million and bringing total customers to 127.0 million . The activity rate remained above 83% , a clear reflection of the depth of engagement Nu continues to build with users. Deposits increased 34% YoY FXN to $38.8 billion , with the cost of funding at 89% of the blended interbank rates for the quarter. The Loan-to-Deposit ratio (LDR) reached 46% . Total credit portfolio expanded 42% YoY FXN and 9% quarter-over-quarter (QoQ) FXN to $30.4 billion , while the total Interest-Earning Portfolio (IEP) expanded 54% YoY FXN to $17.7 billion . Nu's leading asset quality indicator, the 15-90 NPL ratio for the Brazil Consumer Credit Portfolio, reached 4.2% 1 this quarter, slightly below the historical third-quarter seasonality. The 90+ NPL ratio increased marginally to 6.8% 1 , in line with expected seasonality and the underlying portfolio dynamics. Net income reached $783 million, up 39% YoY FXN, and a record ROE of 31% in Q3’25, highlighting the strength and scalability of Nu’s model and ability to combine growth with profitability. 1 Data for Brazil only. 2 Key Operating and Financial Metrics A Summary of Consolidated Financial and Operating Metrics is presented for the three-month periods ended September 30, 2025, 2024 and June 30, 2025. Summary of Consolidated Operating Metrics Q3'25 Q3'24 Q2'25 CUSTOMER METRICS Number of Customers (in millions) 127.0 109.7 122.7 Number of Customers growth (%) - YoY 16% 23% 17% Active Customers (in millions) 105.9 91.7 102.2 Activity Rate 83% 84% 83% CUSTOMER ACTIVITY METRICS Purchase Volume (in $ billions) 36.5 30.4 33.3 Purchase Volume growth (%) - YoY 20% 5% 8% Monthly Average Revenue per Active Customer (in $) 13.4 11.0 12.2 Monthly Average Cost to Serve per Active Customer (in $) 0.9 0.8 0.8 CUSTOMER ACTIVITY METRICS - FX NEUTRAL Purchase Volume (FX Neutral) (in $ billions) 36.5 31.0 34.6 Purchase Volume growth (%) - YoY 18% 19% 17% Monthly Average Revenue per Active Customer (in $) 13.4 11.2 12.6 Monthly Average Cost to Serve per Active Customer (in $) 0.9 0.8 0.8 CUSTOMER BALANCES Total portfolio - credit card and loan (in $ billions) 30.4 20.9 27.3 Portfolio growth (%) - YoY 45% 36% 44% Deposits (in $ billions) 38.8 28.3 36.6 Deposits growth (%) - YoY 37% 48% 45% Interest-Earning Portfolio (in $ billions) 17.7 11.2 15.7 Interest-Earning growth (%) - YoY 58% 62% 59% CUSTOMER BALANCES - FX NEUTRAL Total portfolio - credit card and loan (in $ billions) 30.4 21.4 27.8 Portfolio growth (%) - YoY 42% 47% 40% Deposits (in $ billions) 38.8 29.0 37.4 Deposits growth (%) - YoY 34% 60% 41% Interest-Earning Portfolio (in $ billions) 17.7 11.5 16.0 Interest-Earning growth (%) - YoY 54% 75% 55% 3 Summary of Consolidated Financial Metrics Q3'25 Q3'24 Q2'25 COMPANY FINANCIAL METRICS Revenue (in $ millions) 4,172.7 2,943.2 3,668.5 Revenue growth (%) - YoY 42% 38% 29% Gross Profit (in $ millions) 1,814.5 1,348.6 1,548.0 Gross Profit Margin (%) - YoY 43% 46% 42% Credit Loss Allowance Expenses / Credit Portfolio (%) 3% 4% 4% Net Income (in $ millions) 782.7 553.4 637.0 Adjusted Net Income (in $ millions) 829.0 592.2 694.3 COMPANY FINANCIAL METRICS - FX NEUTRAL Revenue (in $ millions) 4,172.7 2,995.6 3,812.0 Revenue growth (%) - YoY 39% 56% 40% Gross Profit (in $ millions) 1,814.5 1,372.6 1,608.5 Net Income (in $ million) 782.7 563.2 661.9 Adjusted Net Income (in $ millions) 829.0 602.7 721.5 4 Investor Relations Guilherme Souto investors@nubank.com.br Media Relations Leila Suwwan press@nubank.com.br Nu Holdings LTD. NYSE: NU investors.nu About Nu Holdings Ltd. Nu is one of the world’s largest digital banking platforms, serving 127 million customers across Brazil, Mexico and Colombia. Nu uses proprietary technologies and innovative business practices to create new financial solutions and experiences for individuals and SMEs that are simple, intuitive, convenient, low-cost, empowering and human. Guided by a mission to fight complexity and empower people, Nu is focused on connecting profit and purpose to create value for all stakeholders and have a positive impact on the communities it serves. Nu's shares are traded on the New York Stock Exchange (NYSE: NU). For more information, please visit www.nubank.com.br .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nu Holdings Ltd.

By:	/s/ Guilherme Souto
Guilherme Souto Investor Relations Officer

Date:  November 13, 2025